1 (213) 683-6188

jonathanko@paulhastings.com

February 26, 2021

Via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Courtney Lindsay, Esq.
Celeste Murphy, Esq.
Ibolya Ignat
Lynn Dicker

Re:	Digital Transformation Opportunities Corp. Draft Registration Statement on Form S-1

CIK No. 0001839998

Ladies and Gentlemen:

On behalf of Digital Transformation Opportunities Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated February 25, 2021 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission via EDGAR on January 29, 2021 (the “DRS”).

Concurrently with the submission of this letter, the Company is publicly filing via EDGAR an Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 filed with the Commission on February 12, 2021. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below and have followed the comment with the Company’s response thereto.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions, page 69

1.	We note that your certificate of incorporation will include exclusive forum provisions, including a provision that will apply to Securities Act claims, and that such provisions will exclude Exchange Act claims. Please ensure that your amended and restated certificate of incorporation reflects your disclosures on these matters.

The Company respectfully acknowledges the Staff’s foregoing comment and confirms that the Company’s form of the amended and restated certificate of incorporation will reflect the disclosures set forth in the DRS and the Amendment.

*****

Paul Hastings LLP | 515 South Flower Street | Los Angeles, CA 90071

t: (213) 683-6000 | www.paulhastings.com

U.S. Securities and Exchange Commission
February 26, 2021

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the DRS or the Amendment, please do not hesitate to contact the undersigned at (213) 683-6188.Thank you for your assistance.

Very truly yours,

/s/ Jonathan Ko
Jonathan Ko
of Paul Hastings LLP

cc (without enclosures):           Kevin Nazemi, Digital Transformation Opportunities Corp.